April 9, 2025

William Santana Li
Chief Executive Officer
Knightscope, Inc.
1070 Terra Bella Avenue
Mountain View, California 94043

       Re: Knightscope, Inc.
           Registration Statement on Form S-3
           Filed April 4, 2025
           File No. 333-286404
Dear William Santana Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Jayun Koo